September 6, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
Attention: Ms. Susan Block and Mr. James Lopez

Re:	Community Trust Bancorp.
Form 10-K
Filed February 28, 2024
File No. 001-31220

Ladies and Gentleman:

Community Trust Bancorp, Inc., a Kentucky corporation (the “Company”), is submitting this letter in response to the comment received from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated August 29, 2024 (the “Comment Letter”) with respect to the Company’s Form 10-K filed with the Commission on February 28, 2024.
For your convenience, in this letter we have recited the Staff’s comment in bold type and have followed with the Company’s response:

Form 10-K filed February 28, 2024
Item 1C. Cybersecurity, page 15

1.
We note the statement on page 16 that your internal audit executes a “comprehensive and layered auditing approach” to evaluate the effectiveness of existing controls and “ensure that cybersecurity risk has been adequately mitigated within [y]our institution.” Please revise future filings to disclose whether your processes for assessing, identifying, and managing material risks from cybersecurity threats have been integrated into your overall risk management system or processes. See Item 106(b)(1)(i) of Regulation S-K.

Response:  The Company acknowledges the comment and confirms that it will revise its cybersecurity disclosures in future filings as requested, including providing disclosures of whether the Company’s processes for assessing, identifying, and managing material risks from cybersecurity threats have been integrated into the Company’s overall risk management system or processes.

* * * * *

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please do not hesitate to contact me by telephone at 606-432-1414 with any questions or comments regarding this correspondence.
Sincerely,

/s/ Kevin Stumbo
Kevin Stumbo
Chief Financial Officer